Mail Stop 0407

July 13, 2005

Via U.S. Mail and Fax (801-816-6010)
Ida K. Kane
Senior Vice President and Chief Financial Officer
INVESTools, Inc.
13947 South Minuteman Drive
Draper, Utah 84020

       RE: **INVESTOOLS, INC.**
                   Forms 10-K for the year ended December 31, 2004
                   Filed March 31, 2005
                   Form 10-Q for the quarter ended March 31, 2005
                   Filed May 10, 2005
                   File No. 0-31226

Dear Ms. Kane:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10-K for the year ended December 31, 2004

Item 7. Management's Discussion and Analysis

1. The MD&A must cover all the periods for which financial statements are presented. In future filings, please provide a discussion of your results of operations that not only compares the current year to the most recent preceding year, but also that year to the previous preceding year. See Item 303 of Regulation S-K.

Note 6. Goodwill and Intangible Assets, page 44

2. Using the guidance in paragraphs 30-31 of SFAS 142, tell us in detail how you determined your reporting unit(s) for purposes of performing you goodwill impairment test.

Note 15. Segment Reporting, page 51

3. Using the guidance in paragraph 10 of SFAS 131, tell us how you determine your operating segments and describe for us the reports your Chief Operating Decision Maker reviews when assessing operating segment information. Specifically discuss the measure of profit and loss reviewed by the Chief Operating Decision Maker. If you have aggregated several operating segments into one reportable segment, tell us how determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics.

4. In future filings, please also provide the general and enterprise-wide disclosures required under paragraphs 26 and 36-39 of SFAS 131, respectively.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director